Exhibit 99.(b)(3)

AMENDMENT TO BY-LAWS

TOUCHSTONE INVESTMENT TRUST

RESOLUTION OF BOARD OF TRUSTEES DATED DECEMBER 2, 2014

“RESOLVED, that pursuant to Section 13.1 of the By-Laws of Touchstone Investment Trust, Article 12 of the By-Laws of Touchstone Investment Trust is amended by adding Section 12.3 as follows:

Section 12.3          Proxy Instructions Transmitted by Telephonic or Electronic Means.  The placing of a shareholder’s name on a proxy pursuant to telephonic or electronically transmitted instructions obtained pursuant to procedures reasonably designed to verify that such instructions have been authorized by such shareholder shall constitute execution of such proxy by or on behalf of such shareholder.”